

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 2, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended March 31, 2008
                 File No. 0-30291

Dear Mr. Flemming:

      We have reviewed your response letter dated June 17, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007</u>


<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Notes to the Financial Statements

Note 4 – Research and Development Contract, page 45

2. We note your response to prior comment 3. You state that At Balance has agreed to pay your cost estimate for each of the milestones at the commencement of the work for that milestone. All payments made by At Balance under this development agreement are initially recorded as deferred revenue, and revenue is thereafter recognized as the work for the corresponding milestone is performed and the corresponding costs are incurred and recorded. In light of the above, please address the following:
    *   Please disclose how you were able to record revenue in excess of payments received;
    *   Please disclose why the revenue recorded and costs recorded would not be similar amounts; and
    *   Please separately disclose and discuss in MD&A Hemiwedge's product sales and cost of products sold and its revenues and related costs recognized under the research and development contract with At Balance.

3. Please disclose the specific terms of the agreement with At Balance as required by paragraph 14(a) of SFAS 68.

Note 7 – Notes Payable – Stillwater National Bank, page 46

4. We note your response to prior comment 4. Stillwater National Bank became a related party on October 19, 2005 when you issued 2,368,000 shares of common stock to Stillwater, representing approximately 20% of your outstanding shares. Paragraph 20 of APB 26 requires you to account for the extinguishment of debt in the period the debt is extinguished. Given that this extinguishment occurred in March 2006 at which time Stillwater National Bank was a related party, it appears that the debt forgiveness should be reflected in additional paid-in-capital. Refer to footnote 1 to paragraph 20 of APB 26 and further advise.

5. We note your risk factor on page 33 that reads, "The line of credit and term loan with Stillwater National Bank contain numerous restrictive covenants which limit management's discretion to operate our business." and have the following comments:
    *   Please revise your risk factor to better clarify the risk related to these restrictive covenants. That is, its seems to us that the underlying risk is that you have $3.8 million outstanding on your line of credit and term loan which may be accelerated by Stillwater due to your lack of compliance with loan covenants; and
    *   You disclose that the loan documents for the Stillwater line of credit and term loan require you to meet certain financial ratios and tests and that Stillwater issued waivers under the original credit facility for periods tested where you

were not in compliance with certain covenants thereunder. This disclosure appears to contradict your disclosures on page 15 which indicates that Stillwater issued waivers for the periods tested, except for December 31, 2007. Please clarify. With reference to the appropriate dates for which you were not granted waivers, please address the appropriateness of classifying this debt amount as long term. Refer to the appropriate literature which supports your classification.

6. We further note that your failure to comply with the covenants included in the Stillwater National Bank loan agreements could result in an event of default, which could trigger an acceleration of related debt.   Expand your footnote disclosures to clearly disclose and discuss these covenants as well as whether any other debt arrangements which contain covenants. Please also disclose the nature of the covenants, whether you are in compliance with the covenants, and any potential consequences of not being in compliance.

7. Reconcile the $3,300,000 proceeds from notes payable reflected in your Statement of Cash Flows to your disclosure that the net proceeds of the $3,050,000 principle amount of convertible promissory notes was only $2,825,000. We see that you also sold $250,000 principle amount of a promissory note with no discussion of offering costs.

Note 11 – Common Stock, page 48

8. Reconcile the $637,426 proceeds from sales of common stock, net of offering costs as reflected in your Statement of Cash Flow to your disclosures which indicate that between March 1, 2007 and March 31, 2007, you issued 666,768 shares of common stock for the exercise of warrants with net proceeds after the payment of commissions, fees and other expenses of the offering of $735,560.

Note 18 – Subsequent Events, page 55

9. Please disclose how you accounted for the sale-leaseback transaction entered into with Trader Properties. You should clearly disclose the amount of any gains and/or losses recorded, when these amounts were or will be recorded on your statements of operations, and how you determined your accounting of this transaction was in accordance with paragraphs 32 to 34 of SFAS 13.

Item 8A. Controls and Procedures, page 57

10. You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Please state your conclusion about the effectiveness

of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Exhibits 31.1 & 31.2

11. We note that you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to include the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-B.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

General

12. Please amend your Form 10-Q to provide all of the information required by the form.

13. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief